UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 5, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

NetQin Mobile Inc

File No. 333-172839 - CF#26454

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NetQin Mobile Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on March 15, 2011, as amended on April 26, 2011.

Based on representations by NetQin Mobile Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.11	through March 31, 2012
Exhibit 10.12	through March 31, 2015
Exhibit 10.14	through April 30, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director